Exhibit 1

Stock Symbol:	AEM (NYSE and TSX) For
further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE STRENGTHENS BOARD AND MANAGEMENT

Toronto (June 18, 2008) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to announce the addition of Clifford J. Davis (B.Sc., Mining Engineering), J. Merfyn Roberts (B.Sc. Geology, M.Sc. Geochemistry, C.A.) and David A. Garofalo (B.Comm, C.A., ICD.D) to its Board of Directors.  Mr. Davis is a mining industry veteran, currently Chairman of the Board of New Gold and formerly a member of the senior management of Gabriel Resources and TVX Gold and boards of TVX Gold, Rio Narcea and Tiberon.  Mr. Roberts, based In London, England, has been a fund manager and investment advisor for over 20 years and has been closely associated with the mining industry.  He sits on the boards of several resource companies, including European Minerals and Central China Goldfields.  Mr. Garofalo has served as Chief Financial Officer of the Company for 10 years, serves as a director of Stornoway Diamond Corporation and was formerly a member of the board of Tiberon.

“We welcome the addition of Clifford, Merfyn and David to the Board of Directors,” said James D. Nasso, Chairman.  “They bring a wealth of mining and financial expertise to an already very accomplished Board”.

The Board of Directors is also pleased to announce several promotions among the Company’s senior management.   Daniel Racine has been promoted to Senior Vice President, Operations, Jean Robitaille to Senior Vice President, Technical Services and Paul Henri Girard to Vice President, Canada.  Each of these officers has served the Company with distinction for over 20 years.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.